Exhibit 8.1

List of Subsidiaries

Name	Jurisdiction of Incorporation	Percentage of Ownership
Win-Fung Fibreglass Sdn. Bhd.	Malaysia	100%
WF Venture Ltd.	British Virgin Islands	100%
Global Key Investment Limited	Hong Kong	100%
The Rise Bar & Cafe Sdn. Bhd.	Malaysia	70%